Exhibit 4.4

SECOND AMENDMENT TO CAPITAL STOCK PURCHASE WARRANTS

This Second Amendment to Capital Stock Purchase Warrants (this “Amendment”) is made effective as of this [    ]th day of November, 2017, by and between NeuroOne Medical Technologies Corporation, a Delaware corporation (the “Company”), and each of those persons and entities, severally and not jointly, who are holders of the Company’s Capital Stock Purchase Warrants (each, a “Holder” and collectively, the “Holders”).

Background

The Company and the Holders entered into Subscription Agreements originally dated as of November 21, 2016 (the “Subscription Agreements”). Pursuant to the terms and conditions of the Subscription Agreements, the Company issued to the Holders convertible promissory notes and Capital Stock Purchase Warrants (the “Warrants”).

Pursuant to the consent of the holders of a majority in original aggregate principal amount of the Related Notes pursuant to Section 9(h) of the Warrants, the Warrants are hereby amended as follows:

Terms and Conditions

1. Amendment to Section 1 of the Warrants. Section 1 of the Warrants is hereby deleted in its entirety and replaced with the following:

“1. Shares. The Holder has, subject to the terms set forth herein, the right to purchase, at any time during the Warrant Exercise Term, up to that number of shares of capital stock of the Company equal to the number of shares of capital stock of the Company received by the Holder upon conversion of the Note (the “Shares”), at a per share exercise price equal to the actual per share price of New Round Stock, if the Note converted pursuant to Section 3.1(a) of the Note, or (ii) the price at which the Note so converted, if the Note converted pursuant to Section 3.1(b) of the Note (the “Exercise Price”). The Exercise Price is subject to adjustment as provided in Section 3 hereof.

2. Adjustment of Exercise Price Upon Issuance of Additional Shares of Common Stock. Section 3(d) of the Warrants is hereby deleted in its entirety and replaced with “Reserved.”

3. Notice to Transferees. Pursuant to Section 9(h) of the Warrants, this Amendment shall be binding on all holders of the Warrants, even if they do not execute such consent, amendment or waiver. The terms of this Amendment shall be binding upon and shall inure to the benefit of any successors or permitted assigns of the Company and the Holders and of the Shares issued or issuable upon the exercise of the Warrants. Any successor, permitted assign or transferee of the Warrant after the date hereof shall be deemed to have acquired the Warrant as amended by this Amendment.

4. Construction. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Subscription Agreements and the Warrants, as the case may be. The terms of this Amendment amend and modify the Subscription Agreements and the Warrants as if fully set forth in the Subscription Agreements and the Warrants. If there is any conflict between the terms, conditions and obligations of this Amendment and the Subscription Agreements or the Warrants, this Amendment’s terms, conditions and obligations shall control. All other provisions of the Subscription Agreements and the Warrants not specifically modified by this Amendment are preserved.

In Witness Whereof, this Second Amendment to Capital Stock Purchase Warrants is made effective as of the date first set forth above.

THE COMPANY: NeuroOne Medical Technologies Corporation

By:
Name:	David A. Rosa
Title:	Chief Executive Officer

Signature Page To Second Amendment To Capital Stock Purchase Warrants